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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO.      )(1)
                                          ------

                          Marvell Technology Group Ltd.
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                                (Name of Issuer)

                    Common stock, par value $0.002 per share
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                         (Title of Class of Securities)

                                   G 5876H105
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                                 (CUSIP Number)

                                December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
        Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)




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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                              Page 1 of 5 pages.
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CUSIP No. G 5876H105                  13G                      Page 2 of 5 Pages
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1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Kuo Wei ("Herbert") Chang
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Taiwan (ROC)
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    NUMBER OF         5. SOLE VOTING POWER
      SHARES             8,739,140
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              0
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              8,739,140
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         0
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,739,140
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        7.6%
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12.     TYPE OF REPORTING PERSON*
        IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(a).       NAME OF ISSUER

                 Marvell Technology Group Ltd.

ITEM 1(b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                 Marvell Technology Group Ltd.
                 Richmond House
                 3rd Floor
                 Par la Ville Road
                 Hamilton HM DX
                 Bermuda

ITEM 2(a).       NAME OF PERSON FILING

                 Kuo Wei ("Herbert") Chang

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE

                 3600 Pruneridge Avenue, Suite 300
                 Santa Clara, CA 95051

ITEM 2(c).       CITIZENSHIP

                 Taiwan (ROC)

ITEM 2(d).       TITLE OF CLASS OF SECURITIES

                 Common stock, par value $0.002 per share

ITEM 2(e).       CUSIP NUMBER

                 G 5876H105

ITEM 3.          Not Applicable

ITEM 4.          OWNERSHIP

                 (a) Amount Beneficially Owned:  8,739,140*

                 (b) Percent of Class:  7.6%

                 (c) Number of shares as to which such person has:


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                     (i)   sole power to vote or to direct the vote: 8,739,140*

                     (ii)  shared power to vote or to direct the vote: 0

                     (iii) sole power to dispose or to direct the disposition
                           of: 8,739,140*

                     (iv) shared power to dispose or to direct the disposition of: 0

                 * The amounts reported include 646,156 shares held by InveStar Dayspring Venture Capital, Inc., 184,616 shares held by InveStar Excelsus Venture Capital (Int'l), Inc., 4,665,412 shares held by InveStar Semiconductor Development Fund, Inc., 2,826,544 shares held by InveStar Burgeon Venture Capital, Inc., 184,616 shares held by Forefront Venture Partners L.P., and 50,796 shares held by InveStar Capital, Inc. The Reporting Person is the President of InveStar Capital, Inc., which is the investment manager of each of InveStar Dayspring Venture Capital, Inc., InveStar Excelsus Venture Capital (Int'l), Inc., InveStar Semiconductor Development Fund, Inc., and InveStar Burgeon Venture Capital, Inc. The Reporting Person is also the managing director of Forefront Associates LLC, which is the general partner of Forefront Venture Partners, L.P. Mr. Chang disclaims direct beneficial ownership of the shares held by the various funds listed above except to the extent of his partnership or corporate interest in each of them.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not Applicable

ITEM 7. IDENTIFICATION AND CLARIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable

ITEM 10.         CERTIFICATION

                 Not Applicable


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                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 9, 2001

                                            By:        /s/ Kuo Wei Chang
                                               ---------------------------------
                                                         Kuo Wei Chang



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